CUSIP No. 45686J104

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Infrastructure and Energy Alternatives, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45686J104
(CUSIP Number)

M III Partners, LP
c/o Mohsin Y. Meghji
1700 Broadway, 19th Floor
New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 23, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104

1	Names of Reporting Person. Mohsin Meghji 2016 Gift Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 305,376
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 305,376
11	Aggregate Amount Beneficially Owned by Each Reporting Person 305,376
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14	Type of Reporting Person OO - Trust

(1)
Based on 22,789,262 shares of the Issuer’s Common Stock outstanding as of December 16, 2020, plus 769,077 shares of Common Stock the Principal has a right to acquire upon exercise of 1,538,154 Warrants

CUSIP No. 45686J104

1	Names of Reporting Person. Mohsin Y. Meghji
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,228,482
	8	Shared Voting Power (see Item 5 below) 305,376
	9	Sole Dispositive Power 1,228,482
	10	Shared Dispositive Power (see Item 5 below) 305,376
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,533,858
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.5%(1)
14	Type of Reporting Person IN

(1)
Based on 22,789,262 shares of the Issuer’s Common Stock outstanding as of December 16, 2020, plus 769,077 shares of Common Stock the Principal has a right to acquire upon exercise of 1,538,154 Warrants

CUSIP No. 45686J104

SCHEDULE 13D/A

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on July 22, 2016, as amended by Amendment No. 1 thereto filed on February 28, 2018, Amendment No. 2 thereto filed on March 1, 2018, Amendment No. 3 thereto filed on April 6, 2018, Amendment No. 4 thereto filed on June 8, 2018, Amendment No. 5 thereto filed on June 3, 2019 and Amendment No. 6 thereto filed on November 4, 2019 (as amended, the “Schedule 13D”).

This Amendment is being filed to report a disposition of 484,464 shares of Common Stock, $0.0001 par value per share (“Common Stock”) of Infrastructure and Energy Alternatives, Inc., a Delaware corporation (the “Issuer”), directly held by M III Sponsor I LLC (“M III Sponsor”). The disposition by M III Sponsor was made pursuant to that certain (i) Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among the Issuer, M III Sponsor, M III Sponsor I LP (“M III Sponsor LP”) and Infrastructure and Energy Alternatives, LLC (“IEA LLC”), among others, (ii) Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor, M III Sponsor LP, the Issuer and IEA LLC, among others, and (iii) the Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among the Issuer, M III Sponsor, M III Sponsor LP, and IEA LLC, among others. As a result of the disposition, the Principal (as defined below) no longer beneficially owns securities through M III Sponsor and M III Acquisition Partners I LLC, and they are no longer joint filers of this Schedule 13D. This Amendment also provides other updates since the filing of Amendment No. 6 on November 4, 2019. Information in this Schedule 13D is presented as of December 23, 2020.

Item 1.        Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Common Stock of the Issuer, a Delaware corporation, with principal executive offices at 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

Item 2.        Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by: (i) Mohsin Y. Meghji (the “Principal”), and (ii) Mohsin Meghji 2016 Gift Trust (the “Trust”). The Principal and the Trust are collectively referred to as the “Reporting Persons.”

The spouse of the Principal is the trustee of the Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 23, 2020, a copy of which is incorporated by reference as Exhibit 99.1.

(b) The business address of the Principal is 1700 Broadway, 19th Floor, New York, New York 10019. The address of the principal office of the Trust is 1700 Broadway, 19th Floor, New York, New York 10019.

(c) The Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CUSIP No. 45686J104

Principal occupation: Managing Partner
Company: M-III Partners, LP
Principal business: Financial Advisory Services
Address: 1700 Broadway, 19th Floor, New York, New York 10019

The principal business of the Trust is to hold assets for its beneficiaries.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Principal is a United States citizen. The Trust is a trust formed under the laws of New York.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of 22,789,262 shares of the Issuer’s Common Stock outstanding as of December 16, 2020 as reported by the Issuer in Amendment No. 1 to its Form S-3 filed on December 16, 2020 plus 769,077 shares of Common Stock the Principal has a right to acquire upon exercise of 1,538,154 Warrants) are as follows:

Mohsin Meghji 2016 Gift Trust

a)		Amount beneficially owned: 305,376	Percentage: 1.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	305,376
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	305,376

Mohsin Y. Meghji
a)		Amount beneficially owned: 1,554,757	Percentage: 6.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,228,482*
	ii.	Shared power to vote or to direct the vote:	305,376
	iii.	Sole power to dispose or to direct the disposition of:	1,228,482*
	iv.	Shared power to dispose or to direct the disposition of:	305,376

* Includes 769,077 shares of Common Stock in which the Principal has a right to acquire upon exercise of 1,538,154 Warrants.

CUSIP No. 45686J104

The Principal may, by reason of being the spouse of the trustee of the Trust, be deemed to own beneficially the shares of Common Stock held by the Trust. The Principal disclaims beneficial ownership of the Common Stock held by the Trust to the extent the Common Stock is held for the benefit of another designee.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding December 23, 2020.

(d) Not applicable.

(e) Not applicable.

Item 7.        Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by amending and restating Exhibit 99.1.

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 45686J104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2021

Mohsin Meghji 2016 Gift Trust
	By:	/s/ Tasneem Meghji
Name: Tasneem Meghji Title: Trustee

/s/ Mohsin Y. Meghji
Mohsin Y. Meghji